FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Friday 22 October 2004

The new National in Australia

The Chief Executive of the National in Australia, Mr Ahmed Fahour, today finalised a new leadership team and a more streamlined structure to help revitalise the business.

The new structure combines all of the National’s business units in Australia; Financial Services Australia and the Australian operations of MLC and Institutional Markets and Services, into three core categories:

•                  Customer – responsible for all front line sales and customer relationships

•                  Products – responsible for end to end product management and integration of risk, IT and operational processes into products

•                  Support – centralised support services for the Australian business

The new leadership team comprises executives from each of the three existing businesses and external executives with extensive business experience from a range of sectors.

“The new leadership team rivals any business in the country in terms of experience and capability,” he said.  “Our first objective is to rebuild our reputation with customers.”

“The new structure will improve our customer focus, provide clear accountability for sales and service, and streamline our business to eliminate internal silos and provide a more competitive cost structure.”

Attached:  NAB Australia Executive Committee and organisational structure.

For further information:

Tim O’Leary	Brandon Phillips
Corporate Affairs, Australia	Group Manager, Group Corporate Relations
03 8634 1569 work	03 8641 3857 work
0414 446 826 mobile	0419 369 058 mobile

Callum Davidson
Head of Group Investor Relations
03 8641 4964 work
0411 117 984 mobile

Or visit www.nabgroup.com

The new National leadership team & structure

Previously announced appointments to the National Australia Bank’s Australian leadership team include:

•                  Paul Orton:  Head of Corporate Banking, and Head of Institutional Markets and Services.

•                  George Frazis:  Head of Business and Private Banking, formerly from the Commonwealth Bank and initially appointed as Head of Business Development for the National.

•                  Matt Lawler:  Head of Financial Planning and Third Party Distribution, previously responsible for MLC’s adviser network.

•                  Bruce Munro:  Head of Transaction & Custody Services, formerly from the Commonwealth Bank.

•                  Steve Tucker:  Head of Wealth Management Services, previously responsible for MLC’s retail investment platforms and services.

•                  Ewen Stafford:  Chief Financial Officer, formerly Chief Financial Officer for MLC.

•                  Bob Brice:  acting Chief Risk Officer, previously General Manager Risk Management for Financial Services Australia.

•                  Greg Sutherland:  Head of Strategy & Marketing, joining the National from the Boston Consulting Group.

Final key appointments to the leadership team for the Australian regional business announced today include:

•                  Jeremy Dean, currently head of Business Financial Services for the National, will head up Consumer Lending and Deposit Services (includes Cards Australia).  The National’s business and private banking operations will now be headed by George Frazis.

•                  Gordon Lefevre who will continue as head of Personal Banking for the National.

•                  Sean Littlebury, currently General Manager for Asset Finance and Global Fleet Management, will head up Business Lending & Asset Finance Services.

•                  Fiona Wardlaw, currently head of Cards Australia, will head up People and Culture for the Australian business.

•                  Michelle Tredenick, currently head of MLC Corporate Solutions will become Chief Information Officer for the Australian business.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan Crook

Date:	22 October 2004	Title:	Associate Company Secretary